UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Imclone Systems Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    45245W109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 1, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
          5,184,301

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
          5,184,301

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,184,301

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.8%

14       TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
          5,184,301

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
          5,184,301

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,184,301

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         900,800

8        SHARED VOTING POWER
               0

9        SOLE DISPOSITIVE POWER
         900,800

10       SHARED DISPOSITIVE POWER
               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          900,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.2%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  3,983,501

8        SHARED VOTING POWER
                  300,000

9        SOLE DISPOSITIVE POWER
                  3,983,501

10       SHARED DISPOSITIVE POWER
                  300,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,283,501

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.6%

14       TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Dixon Guarantor LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            300,000

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
             300,000

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            300,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4%

14       TYPE OF REPORTING PERSON
                  OO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /./

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
             13,000

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
             13,000

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              13,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0002%

14       TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Schedule 13D filed by the Registrants with the U.S. Securities and Exchange Commission on March 3, 2004, relates to the common shares, $.001 par value (the "Shares"), of Imclone Systems Incorporated, a Delaware corporation (the "Issuer"), is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

     The Registrants determined to lighten their position in the Shares and in furthernance thereof have sold some of the Shares. In addition, the Registrants engaged in option transactions as a way to earn additional income in respect of some of the Shares, recognizing that it may cause the Registrants to dispose of some or all of the Shares covered by the options. See Item 6. The Registrants reserve the right to sell the Shares at any time or from time to time in the open market or otherwise, and may acquire additional Shares at any time and from time to time in the open market or otherwise.


Item 5.  Interest in Securities of the Issuer

     (a) As of the close of the business day on June 1, 2004, the Registrants may be deemed to beneficially own, in the aggregate, 5,184,301 Shares, representing approximately 6.8% of the Issuer's outstanding Shares (based upon 76,341,004 Shares stated to be outstanding as of April 26, 2004 by the Issuer in the Issuer's Form 10Q filed with the Securities and Exchange Commission on April 30, 2004).

     (b) Each of Icahn & Co., High River, Dixon and Ms. Golden has sole voting power and sole dispositive power with regard to 900,800 Shares, 3,983,501 Shares, 300,000 Shares and 13,000 Shares, respectively. High
River has shared voting power and shared dispositive power with regard to the 300,000 Shares directly beneficially owned by Dixon. Each of Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to all of 5,184,301 Shares beneficially owned by Icahn Entities.

     Each of Barberry and Mr. Icahn, by virtue of their relationships to High River and Icahn & Co. (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of High River and Icahn & Co. directly and indirectly beneficially owns. Each of Mr. Icahn and Barberry disclaims beneficial ownership of such Shares for all other purposes. High River, by virtue of its relationships to Dixon (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Dixon directly beneficially owns. High River disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of its relationships to Ms. Golden (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Ms. Golden directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares.

     (c) Item 5(c) is hereby amended to refer to Item 6 below. In addition, the following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.


---------------------------- -------------------------- --------------------------- -------------------------
                                                        No. of Shares               Price
Name                         Date                       Sold                        Per Share
---------------------------- -------------------------- --------------------------- -------------------------
---------------------------- -------------------------- --------------------------- -------------------------
High River                   6/01/04                    56,900                      $76.4643
---------------------------- -------------------------- --------------------------- -------------------------

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer


         Item 6 is hereby amended to add the following:

On May 26 and May 27, 2004, High River sold the following standardized call option contracts for the Shares in the open market: (i) 2,365 contracts with a Strike price of $60 per Share for the aggregate consideration of $3,789,400 (excluding commission), (ii) 2,563 contracts with a Strike price of $65 per Share for the aggregate consideration of $2,856,870 (excluding commission), and (iii) 2,500 contracts with a Strike price of $70 per Share for the aggregate consideration of $1,985,650 (excluding commission). On May 27, High River purchased the following standardized put option contracts for the Shares in the open market: (i) 630 contracts with a Strike price of $60 per Share for the aggregate consideration of $18,850 (excluding commission), (ii) 1,000 contracts with a Strike price of $65 per Share for the aggregate consideration of $87,485 (excluding commission), and (iii) 401 contracts with a Strike price of $70 per Share for the aggregate consideration of $79,700 (excluding commission). On June 1, 2004, High River sold the following standardized call option contracts for the Shares in the open market: (i) 250 contracts with a Strike price of $65 per Share for the aggregate consideration of $292,300 (excluding commission), and (ii) 250 contracts with a Strike price of $70 per Share for the aggregate consideration of $196,260 (excluding commission). Each of the foregoing contracts expires on June 19, 2004 and covers 100 Shares.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2004

BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP
By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

DIXON GUARANTOR LLC
By:      HIGH RIVER LIMITED PARTNERSHIP, Sole Member
         By:      BARBERRY CORP.,
                  General Partner


                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

ICAHN & CO., INC.


By:      /s/ Carl C. Icahn
Name: Carl C. Icahn
Title: President


/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN

    [Signatur0e Page Amendment No. 1 to Schedule 13D with respect to Imclone]